UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                           American Land Lease, Inc.
                           -------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                  027118108
                                --------------
                                (CUSIP Number)





                               October 13, 2005
                               ----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]   Rule 13d-1(b)

[_]   Rule 13d-1(c)

[_]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  05564T103

...................................................................................................................
1.    Names of Reporting Persons.

      Cliffwood Partners LLC

      I.R.S. Identification Nos. of above persons (entities only): 95-4648555
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                404,000
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           404,000
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person     404,000
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.3%
...................................................................................................................
12.   Type of Reporting Person        IA
...................................................................................................................


                                      2


...................................................................................................................
1.    Names of Reporting Persons.

      Cliffwood Value Equity Fund, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 95-4817104
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                404,000
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           404,000
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person     404,000
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.3%
...................................................................................................................
12.   Type of Reporting Person      PN


                                      3


...................................................................................................................
1.    Names of Reporting Persons.

      Cliffwood Value Equity Fund II, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 57-1186067
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                404,000
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           404,000
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person     404,000
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.3%
...................................................................................................................
12.   Type of Reporting Person       PN


                                      4


...................................................................................................................
1.    Names of Reporting Persons.

      Cliffwood Absolute Return Strategy Ltd.

      I.R.S. Identification Nos. of above persons (entities only): N/A
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization               Cayman Islands, British West Indies
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                404,000
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           404,000
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person     404,000
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.3%
...................................................................................................................

12.   Type of Reporting Person       OO


                                      5


...................................................................................................................
1.    Names of Reporting Persons.

      Cliffwood Absolute Return Strategy, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 95-4789951
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization              Delaware, United States
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                404,000
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           404,000
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person     404,000
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.3%
...................................................................................................................
12.   Type of Reporting Person       PN


                                      6


...................................................................................................................
13.   Names of Reporting Persons.

      Cliffwood Value Equity / WB Fund, L.P.

      I.R.S. Identification Nos. of above persons (entities only): 20-3036834
...................................................................................................................
14.   Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [ ]
...................................................................................................................
15.   SEC Use Only
...................................................................................................................
16.   Citizenship or Place of Organization              Delaware, United States
...................................................................................................................
Number of Shares      17.      Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     18.      Shared Voting Power                404,000
Person With           ............................................................................................
                      19.      Sole Dispositive Power             None
                      ............................................................................................
                      20.      Shared Dispositive Power           404,000
...................................................................................................................
21.   Aggregate Amount Beneficially Owned by Each Reporting Person     404,000
...................................................................................................................
22.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
...................................................................................................................
23.   Percent of Class Represented by Amount in Row (9)

      5.3%
...................................................................................................................
24.   Type of Reporting Person      PN

Item 1(a).    Name of Issuer:
              American Land Lease, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              29399 U.S. Hwy 19 North
              Suite 320
              Clearwater, FL 33761

Item 2(a).    Name of Person Filing
Item 2(b).    Address of Principal Business Office or, if None, Residence
Item 2(c).    Citizenship

              Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited liability company

              Cliffwood Value Equity Fund, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Value Equity Fund II, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Absolute Return Strategy Ltd.
              c/o CITCO Fund Services (Cayman Islands) Limited
              P.O. Box 31106 SMB
              Regatta Office Park
              West Bay Road
              Grand Cayman, Cayman Islands
              Cayman Islands exempted company

              Cliffwood Absolute Return Strategy, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

              Cliffwood Value Equity / WB Fund, L.P.
              c/o Cliffwood Partners LLC
              11726 San Vicente Blvd. #600
              Los Angeles, CA  90049
              Delaware limited partnership

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value per share

Item 2(e).    CUSIP Number:

              027118108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              (a) |_| Broker or dealer registered under Section 15 of the
                      Exchange Act.

              (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

              (d) |_| Investment company registered under Section 8 of the
                      Investment Company Act.

              (e) |X| An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

              (f) |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d- 1(b)(1)(ii)(F);

              (g) |_| A parent holding company or control person in accordance
                      with Rule 13d- 1(b)(1)(ii)(G);

              (h) |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

              (i) |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

              (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item  4.      Ownership:

              Cliffwood Partners LLC
              Cliffwood Value Equity Fund, L.P.
              Cliffwood Value Equity Fund II, L.P.
              Cliffwood Absolute Return Strategy Ltd.
              Cliffwood Absolute Return Strategy, L.P.
              Cliffwood Value Equity / WB Fund, L.P.
              Oregon Public Employees' Retirement Fund
              Swarthmore College
              1199 Health Care Employees' Pension Fund

              a. Amount beneficially owned: Cliffwood Value Equity Fund, L.P. beneficially owns 166,500 shares of common stock; Cliffwood Value Equity Fund II, L.P. beneficially owns 1,600 shares of common stock; Cliffwood Absolute Return Strategy Ltd. beneficially owns 11,300 shares of common stock; Cliffwood Absolute Return Strategy, L.P. beneficially owns 95,600 shares of common stock; Cliffwood Value Equity / WB Fund, L.P. beneficially owns 32,000 shares of common stock; Oregon Public Employees Retirement Fund beneficially owns 51,900 shares of common stock (through an account managed by Cliffwood Partners
              LLC); Swarthmore College beneficially owns 22,600 shares of common stock (through an account managed by Cliffwood Partners
              LLC); and 1199 Health Care Employees' Retirement Fund beneficially owns 22,500 shares of common stock (through an account managed by Cliffwood Partners LLC) for an aggregate total of 404,000 shares of common stock.

              b. Percent of Class: 5.3% of the aggregate outstanding shares based upon information provided by American Land Lease, Inc. in its most recently filed quarterly report on Form 10-Q which states that there were approximately 7,607,000 shares of common stock outstanding as of July 18, 2005.

      The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Equity Fund, L.P., Cliffwood Value Equity Fund II, L.P., Cliffwood Absolute Return Strategy Ltd., Cliffwood Absolute Return Strategy, L.P., Cliffwood Value Equity / WB Fund L.P., Oregon Public Employees' Retirement Fund's managed account, Swarthmore College's managed account and 1199 Health Care Employees' Retirement Fund's managed account.

Item 5.       Ownership of Five Percent or Less of a Class:

              Not applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:

              Not applicable

Item 8.       Identification and Classification of Members of the Group:

              Not applicable

Item 9.       Notice of Dissolution of Group:

              Not applicable.

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      October 20, 2005
                                                 ---------------------------
                                                          Date


                                                    /s/ Michael H. Casey
                                                 ---------------------------
                                                 Michael H. Casey, President

CLIFFWOOD PARTNERS LLC

           /s/ Michael H. Casey
---------------------------------------------------
         Michael H. Casey, President

CLIFFWOOD VALUE EQUITY FUND, L.P.
By: Cliffwood Partners LLC, its general partner


           /s/ Michael H. Casey
---------------------------------------------------
         Michael H. Casey, President

CLIFFWOOD VALUE EQUITY FUND II, L.P.
By: Cliffwood Partners LLC, its general partner


           /s/ Michael H. Casey
---------------------------------------------------
         Michael H. Casey, President

CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.
By: Cliffwood Partners LLC, as investment manager


           /s/ Michael H. Casey
---------------------------------------------------
         Michael H. Casey, President

CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By: Cliffwood Partners LLC, its general partner


           /s/ Michael H. Casey
---------------------------------------------------
         Michael H. Casey, President


CLIFFWOOD VALUE EQUITY / WB FUND, L.P.
By: Cliffwood Partners LLC, its general partner

           /s/ Michael H. Casey
---------------------------------------------------
         Michael H. Casey, President